EXHIBIT 8.1

SUBSIDIARIES OF CALL-NET ENTERPRISES INC.

Jurisdiction of
Subsidiary	Incorporation	Business Names

Sprint Canada Inc.	Canada	Sprint Canada Call-Net Carrier Services CNCS

Call-Net Carrier Services Inc.	Canada	Call-Net Carrier Services CNCS

Call-Net Communications Inc.	Canada	Call-Net Communications, Communications Call-Net

Call-Net Technology Services Inc.	Canada	Call-Net Technology Services, Service de technologie Call-Net

AlternaCall Inc.	Canada	AlternaCall, AppelAlterna

CNCS Inc.	Delaware	CNCS

Call-Net (Barbados) SRL	Barbados	Call-Net (Barbados)

Call-Net (UK) Limited	United Kingdom	Call-Net (UK)

Time iCR Inc.	Canada	Time iCR

Telefirma Canadian Properties Inc.	Canada	Telefirma Canadian Properties

ascenda Inc.	Canada	ascenda

3989828 Canada Inc.	Canada	3989828 Canada

4141393 Canada Inc.	Canada	4141393 Canada

Call-Net Finance 1 Inc.	Canada	Call-Net Finance 1

Call-Net Finance 2 Inc.	Canada	Call-Net Finance 2